August 20, 2012

VIA EDGAR
Jonathan Gottlieb
Staff Attorney
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

As discussed on our phone call of August 16, 2012, this will confirm our understanding that the Commission has approved our request for an additional two weeks to respond to the comment letter received from Christian Windsor, Special Counsel, which was dated August 7, 2012 (File No. 000-26366).  At that time I indicated the need to have the Audit Committee review and approve the response to the comment letter, which would require additional time.  The request was an extension of two weeks to August 31, 2012.

We did incorporate additional disclosures into the second quarter 10-Q, which was filed on August 14, 2012, as requested for the three matters recommended in the August 7th comment letter.

Regards,

/s/ Robert A. Kuehl
Robert A. Kuehl
Chief Financial Officer

cc:  Christian Windsor